Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                       Universal Capital Management, Inc.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                 --------------
                                 (CUSIP Number)

                               William R. Colucci
                               2501 Turk Boulevard
                         San Francisco, California 94118
                                 (415) 710-1296
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         William Colucci
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2)       Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______
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3) SEC Use Only
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4) Source of Funds

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)
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6)       Citizenship or Place of Organization

         United States of America
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Number of Shares                    7)      Sole Voting Power                   250,000
Beneficially Owned
By Each Reporting                   --------------------------------------------------------
Person With
                                    8)      Shared Voting Power                 ________

                                    --------------------------------------------------------

                                    9)      Sole Dispositive Power              250,000

                                    --------------------------------------------------------

                                    10)     Shared Dispositive Power            ________

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11)      Aggregate Amount Beneficially      Owned by Each Reporting Person      250,000

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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

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13)      Percent of Class Represented by Amount in Row (11)                        5.25%

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14) Type of Reporting Persons (See Instructions)

         IN

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

Item 1.           Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Universal Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.


Item 2.           Identity and Background.

This statement is filed on behalf of William Colucci, a shareholder of the Issuer and its Vice President and Secretary. Mr. Colucci's address is 2501 Turk Boulevard, San Francisco, California 94118.

During the last five years, Mr. Colucci was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Colucci is a citizen of the United States of America.


Item 4.           Purpose of Transaction.

Mr. Colucci entered into a Share Contribution Agreement with the Issuer and David Bovi dated September 29, 2005. Pursuant to that Agreement, Mr. Colucci agreed to contribute to the capital of the Issuer 150,000 shares of common stock of the Issuer upon the satisfaction of certain conditions specified therein. Such conditions have now been satisfied and Mr. Colucci has contributed such shares to the capital of the Issuer.


Item 5.           Interest in Securities of the Issuer.

Mr. Colucci owns 250,000 shares of the Issuer's common stock which represents approximately 5.25% of the Issuer's outstanding common stock at January 31, 2006 (based upon 5,112,468 shares outstanding on December 14, 2005 as reported in the Issuer's Form 10-Q for the quarter ended October 31, 2005 and after giving effect to the contribution to the capital of the Issuer by Mr. Colucci and Mr. Bovi of 350,000 shares in the aggregate of common stock of the Issuer pursuant to the Share Contribution Agreement referred to in Item 4). Mr. Colucci has the sole power to vote and the sole power to dispose of such shares.


Item 7.           Material to be Filed as Exhibits

Attached as an exhibit is the Share Contribution Agreement referred to in Item
4.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     February 3, 2006                           /s/ William R. Colucci
                                                     ----------------------
                                                     William R. Colucci


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